Exhibit 99.1

Press Release Including 2005 Outlook

first quarter 2005

Report to shareholders for the period ended March 31, 2005

energy for the future expanding beyond

Suncor earnings and cash flow lower on reduced production

recovery and expansion work on schedule as company plans for strong finish to year

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation.  Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non GAAP Financial Measures” in Suncor’s 2005 first quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation. Base operations refer to oil sands mining and upgrading operations.

Suncor Energy Inc. reported its first quarter 2005 net earnings of $98 million ($0.22 per common share), compared to $216 million ($0.48 per common share) in the first quarter of 2004. Excluding the effects of unrealized foreign exchange losses on the company’s U.S. dollar denominated long-term debt, 2005 first quarter net earnings were $103 million ($0.23 per common share). Cash flow from operations was $294 million in the quarter, compared to $414 million in the first quarter of 2004.

The decrease in earnings and cash flow primarily reflects reduced production. Suncor averaged 175,600 barrels of oil equivalent (boe) per day in the first quarter of 2005, compared to 255,700 boe per day in the first quarter of 2004. Most of the production decline was due to a January 4 fire at Suncor’s oil sands facility. Oil sands production during the first quarter of 2005 averaged 139,900 barrels per day (bpd), including 18,700 bpd of in-situ bitumen production. This compares to production of 219,800 bpd, including 5,900 bpd of in-situ bitumen production in the first quarter of 2004. Suncor’s natural gas production during the first quarter of 2005 was also down slightly to 191 million cubic feet (mmcf) per day, compared to first quarter 2004 production of 197 mmcf per day.

Earnings and cash flow were also negatively impacted by lower refining margins in Suncor’s Canadian downstream operations, primarily as a result of higher synthetic crude feedstock prices, due in part to the fire at Oil Sands. Refining margins were 4.8 cents per litre (cpl) in the first quarter of 2005, compared to 7.8 cpl in the first quarter of 2004.

These factors were partly offset by higher commodity prices and accrued interim insurance proceeds of $73 million (US$60 million) from the company’s business interruption policy. In April, Suncor also received $12 million (US$10 million) towards property damage. The company continues to work with its insurers on a schedule of future payments under its policies.

“We’re disappointed with the quarter, but not surprised,” says Rick George, president and chief executive officer. “We know that from a financial perspective, the first nine months of the year will not deliver to our normal expectations. However, we’re focused on safely returning production to full capacity and recovery is going very well.”

Equipment damaged in the fire has been dismantled and removed, and reconstruction is well under way. In order to return to full production capacity once the rebuild is complete, a maintenance shutdown originally scheduled for the third quarter of 2005 is now in progress.

Suncor is targeting all recovery work, commissioning and start up of the repaired facilities to be completed in September. Suncor will then focus on commissioning newly expanded components of the plant that are expected to bring the company’s oil sands production capacity to 260,000 bpd by year end.

“Work to restore production, bring forward planned maintenance and increase production capacity, all remain on schedule,” said George. “The near-term set back of the fire does not detract from the solid operational and financial foundation that underlies our long-term growth plans.”

Growth projects beyond 2005 are proceeding according to plan. Expansion work to increase production capacity to 350,000 bpd in 2008 is well under way and in March, Suncor filed a regulatory application to construct a third upgrader as part of its Voyageur strategy which targets production capacity of 550,000 bpd in 2012.

“The next phases of expansion are expected to increase production capacity by 50% in the next three years and more than double production in the next seven years,” said George. “That’s a growth plan few companies of our size can match.”

In April, Suncor’s Canadian downstream operations received regulatory approval to build and operate a new facility to supply ethanol for blending in gasoline. The $120 million facility is expected to produce 200 million litres of ethanol per year when completed in 2006. The Federal government will contribute $22 million to the project through Natural Resources Canada’s Ethanol Expansion Program.

As Suncor invests for future growth, prudent debt management remains a priority. At the end of the first quarter, the company’s net debt was $2.5 billion. This is expected to increase as Suncor continues to fund growth during a period of reduced cash flow, primarily as a result of the January fire at oil sands. Suncor expects insurance proceeds will substantially mitigate impacts to the company’s balance sheet and, as insurance settlements are reached, the majority of proceeds are planned to be used to reduce debt.

Remembrance

On February 26, Nabors Drilling employee Bryan Gaudet, 31, died following injuries sustained while working on a Suncor well site in northeastern British Columbia. “This is a tragic reminder of the importance of safety on our work sites – for both Suncor employees and our contractors,” said Rick George.

Suncor has completed its investigation into the accident and is working with our contractors to strengthen procedures and the provision of training to prevent any similar tragedy in the future. A report and recommendations have been submitted to the British Columbia Workers’ Compensation Board.

“The next phases of expansion are expected to increase production capacity by 50% in the next three years and more than double production in the next seven years. That’s a growth plan few companies of our size can match.” Rick George president and chief executive officer outlook for 2005

Suncor’s Outlook provides management’s targets for 2005 in certain key areas of the company’s business. Outlook numbers are subject to change.

Oil Sands

As a result of the January fire at the company’s oil sands facility, production capacity is expected to average about 110,000 bpd plus bitumen production from in-situ operations. Suncor expects to return to production capacity of approximately 225,000 bpd in September and increase production capacity to 260,000 bpd by year end.

Because Suncor is still working on fire recovery, specific targets for oil sands production, sales mix and cash operating costs are not currently available.

Natural Gas

Suncor’s Natural Gas business continues to focus on increasing production by 3% to 5% per year to provide a financial hedge against natural gas use at the company’s oil sands and refining operations. In 2005, this business is targeting natural gas production of 205 to 210 mmcf/d and crude oil and natural gas liquids production of 3,300 bpd.

Factors that could potentially impact Suncor’s financial performance during 2005 include:

•	Final timing of the settlement and payment of insurance proceeds related to the fire damage and interruption of business at oil sands.

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Additional maintenance or updated maintenance schedules related to returning oil sands to full production, as well as delay or extension of work to tie-in major vessels required to meet Suncor’s plans to expand operations.

•	A scheduled 42-day maintenance shutdown at the Denver refinery during the fourth quarter.

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Ongoing volatility in global crude oil markets and North  American natural gas and synthetic crude oil markets. Variability in crude oil supply may also impact Suncor’s realization on its crude oil sales basket. In the downstream, the pricing and availability of synthetic crude could also impact refining margins and profitability.